SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ☑      Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes  ☐      No  ☑

Table of Contents

1.	Press release of August 22, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: August 27, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces the appointment of new Managing Director

Athens, Greece – August 22, 2003 – Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola HBC’, ‘CCHBC’), today announced the appointment of Mr Doros Constantinou as its new Managing Director following the resignation of Irial Finan. Mr Finan has resigned from his positions as Managing Director and member of the board for personal reasons. To ensure a seamless transition Mr Finan will be available over the next few months.

Having worked over 22 years in the Coca-Cola HBC family, Mr Finan has made a significant contribution to the success of the organisation.

Mr George David, Chairman of CCHBC commented: “Mr Finan has been a key member of the management team that has led Coca-Cola HBC’s successful journey over the past years. We understand Irial’s decision and wish him well for the future”.

The Board of Directors has appointed Mr Constantinou as the new Managing Director of Coca-Cola HBC effective immediately. He will also serve as a director on the Board of the company.

Mr Constantinou most recent position was as Managing Director of Frigoglass S.A., a public company listed on the Athens Stock Exchange with operations in 16 countries around the world. Frigoglass is one of the leading manufacturers of coolers (beverage retail refrigerator units) worldwide. In this capacity he contributed significantly to that company’s international expansion and the restructuring of its cooler business unit.

In 1985 Mr Constantinou joined the Hellenic Bottling Company (HBC) where he held several senior financial positions. In 1996 he was appointed to the position of CFO and he remained in this position until August 2000, when he joined Frigoglass. He was a key member of the team that led the successful integration of the HBC-CCB merger in June 2000. Prior to joining HBC, he worked with an international accounting firm for 10 years.

Mr George David, Chairman of CCHBC commented: “I am very pleased to have someone of Mr Constantinou’s experience and calibre to serve as our Managing Director. We expect the success that the company has seen over many years to continue under his leadership”.

With its large international footprint Coca-Cola HBC relies on its exceptional team of country managers who run the component parts of the business on a day-to-day basis. Mr Constantinou’s experience in managing a similarly structured and diverse business and his knowledge of our business made him the ideal candidate for this post.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

ENQUIRIES:

Company Contacts:
Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations	Tel: +30 210 618 3229 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact:
Alastair Hetherington FD Athens	Tel: +44 207 269 7227 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Brian Maddox	Tel: +1 212 850 5600
FD Morgen-Walke	e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com